StoneMor Partners L.P.

3600 Horizon Boulevard

Trevose, Pennsylvania 19053

(215) 826-2800

September 23, 2019

Via EDGAR

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1
(Registration No. 333-233505) of StoneMor Partners L.P.

Ladies and Gentlemen:

On behalf of StoneMor Partners L.P. and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on September 25, 2019, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you need any additional information, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Brittany A. Sakowitz at (713) 758-3216.

Securities and Exchange Commission

September 23, 2019

Very truly yours,

STONEMOR PARTNERS L.P.

By:	STONEMOR GP, LLC, its General Partner

By:	/s/ Joseph M. Redling
Name:	Joseph M. Redling
Title:	President and Chief Executive Officer